Exhibit 99.7

QIAGEN Announces Donations to SARS Diagnostic Centers in Hong Kong, China, Singapore and Toronto

Updates on Product Offerings Targeting SARS Research

Venlo, The Netherlands, April 23, 2003—QIAGEN N.V. (Nasdaq: QGENF; Deutsche Börse: QIA, Prime Standard) announced today that it has expanded its relationships with a number of clinical reference laboratories in those areas of the world in which the outbreak of SARS has been severe. Following the emergence of SARS, QIAGEN’s leading products for the handling of nucleic acid samples from a variety of sources in clinical settings were quickly adopted as the standard for handling nucleic acid samples from patients for subsequent testing for the SARS virus. QIAGEN has also made contributions to laboratories in Hong Kong, China, Singapore and Toronto. The QIAGEN technologies being used for the sample preparation in molecular testing in these environments include QIAGEN’s QIAamp product line as well as the QIAGEN BioRobot MDx and 9604 Instruments.

In addition, QIAGEN has responded to the urgent need for advanced tools to research SARS, and is in the process of launching a range of solutions, including nucleic acid sample handling and purification products, highest-affinity enzymes for RT-PCR analysis, oligonucleotide primers and gene sets, as well as an advanced RNA Interference Design Resource to scientists wishing to use this powerful technique, to dissect the mechanism of infection and disease progression.

“QIAGEN is the leader in the area of nucleic acid handling, separation and purification in clinical settings. SARS is the first major outbreak in which state-of-the-art molecular diagnostic techniques are being employed to rapidly create diagnostic and therapeutic solutions to address the challenges it poses,” said Dr. Helge Bastian, Vice President Strategic Marketing. “We are proud to contribute to increasing the speed in which such solutions are found.”

“We are using the QIAamp chemistry on a BioRobot 9604 for diagnosing SARS cases in our laboratory at the Queen Mary Hospital in Hong Kong. We are working with very complex samples, such as in the case of SARS with nasopharyngeal aspirates, stool samples, and urine where it is often very difficult to isolate nucleic acids with high purity,” said Dr. Yam, Clinical Bacteriologist at the Department of Microbiology, Queen Mary Hospital, HK. “The QIAamp chemistry has proven imperative for us in obtaining highest quality RNA for reliable SARS detection.”

“We have identified a novel coronavirus potentially associated with SARS”, said Dr. Christian Drosten, scientist at the Bernhardt Nocht Institute for Tropical Medicine in Hamburg. “In order to obtain high quality RNA from diagnostic specimen,” Dr. Christian Drosten continued, “it is very important to have an optimum extraction method, to ensure the virus can be detected at extremely low concentrations. For analyzing our suspected SARS cases, we use the QIAamp chemistry in samples such as plasma, sputum, swab and fecal samples.”

“In our latest relaunched SARS-virus detection assay, the RealArt™ HPA-Coronavirus RT-PCR Reagents, we recommend two RNA isolation kits from QIAGEN due to their reliability”, said Thomas Laue, Project Manager at the Hamburg based biotechnology company artus GmbH.

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN’s products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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